

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Nathan O'Konek
Executive Vice President, General Counsel and Secretary
Redwire Corp.
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

> **Re: Redwire Corp.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2021**
> **File No. 333-259755**

Dear Mr. O'Konek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alexander Schwartz